Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Methanex Corporation

We consent to the use of our reports, each dated March 10, 2014, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting included in this annual report on Form 40-F. Our report on the consolidated financial statements refers to a change in the accounting for the Company’s 63.1% interest in Atlas Methanol Company Unlimited due to the adoption of IFRS 11, Joint Arrangements, and the inclusion of the consolidated statement of financial position as at January 1, 2012.

We also consent to the incorporation by reference of such reports in the Registration Statements (No. 333-112624 and No. 333-141833) on Form S-8, No. 177632 on Form F-9 and No. 333-185335 on Form F-10 of Methanex Corporation.

Chartered Accountants

March 10, 2014

Vancouver, Canada